SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

ANNUAL REPORT

PURSUANT TO SECTION 13(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2002

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________ to ____________

Commission file number 1-9801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLLINS INDUSTRIES, INC.

15 Compound Drive

Hutchinson, Kansas 67502-4349

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

Page

Report of Independent Accountants	1

Financial Statements
Statements of Net Assets Available for Plan Benefits
as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Plan
Benefits for the Years Ended December 31, 2002, and 2001	3

Notes of Financial Statements	4-8

Supplemental Information
Schedule of Assets Held for Investment Purposes
as of December 31, 2002	9
Schedule of Investment Assets both Acquired and Disposed of
Within the Plan Year as of December 31, 2002	10

Signature	11

Independent Auditors Report

To the Participants and Administrator of

Collins Industries, Inc.

Tax Deferred Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Collins Industries, Inc. Tax Deferred Savings Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plans management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for Plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 20, 2003	/s/ Meara, King & Co.
Kansas City, MO	Meara, King & Co.

Financial Statements

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:

Investments	$4,355,101	$3,747,743

Receivables:
Company contributions	49,542	1,273
Participant contributions	21,979	29,437
Accrued income	8,151	1,994
Total receivables	79,672	32,704
Total assets	4,434,773	3,780,447

LIABILITIES:

Accrued expenses	13,254	9,395
Total liabilities	13,254	9,395
Net assets available for plan benefits	$4,421,519	$3,771,052

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2002 AND 2001

	2002	2001
Additions to net assets:
Investment income:
Net appreciation/(depreciation) in fair value
of investments	$113,801	$ (278,309)
Dividend income	68,500	83,685
Interest income	20,305	41,632
Contributions:
Company	142,259	87,321
Participant	670,845	687,051
	1,015,710	621,380

Reductions to net assets:
Benefits paid during the year	321,930	159,679
Administrative expenses	43,313	35,646
	365,243	195,325

Net increase	650,467	426,055

Net assets available for plan benefits:

Beginning of year	3,771,052	3,344,997
End of year	$4,421,519	$3,771,052

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plans provisions.

General

The Plan is a defined contribution plan. All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan trustee is Intrust Bank.

Participant Accounts

Each participants account is credited with the participants contributions and allocation of company contributions and earnings. Earnings and losses on the Plan assets are allocated based on the proportion of the participants account balance to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participants accounts.

Contributions and Withdrawals

Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits. The Company makes matching contributions equal to 50 percent of each eligible participants tax-deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participants total compensation. Participant contributions to the Plan are allocated among investments at the participants election. Additional amounts may be contributed at the discretion of the Companys Board of Directors. During 2002 and 2001, the Company made matching contributions of $142,259 and $109,465, respectively.

Participants may receive loans from their accounts prior to retirement, termination, death or disability, and may apply for full receipt of their account balance in the case of financial hardship.

Upon retirement, termination, death or disability, participants receive lump-sum distributions. Participants may elect distribution in cash or in Company common stock.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Participants vest in the remainder of their accounts as defined in the Plan document (see Note 7).

Forfeitures reduce future employer contributions. Forfeitures were $1,973 and $22,144 for the years ended December 31, 2002 and 2001, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their accounts.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Costs

The Company pays all administrative and professional fees related to the Plan. The amount paid by the Company during the 2002 plan year was $33,213. Fees paid by the Plan to the trustee for the investment management services amounted to $43,313 for the year ended December 31, 2002 (see Note 6).

NOTE 3: INVESTMENTS

At December 31, 2002 and 2001, the Plan held 570,689 shares and 616,242 shares, respectively, of Company common stock, with a cost of $2,006,677 and $2,163,527, respectively. The trustee valued the unregistered and registered shares at the December 31, 2002 and 2001 market price per registered share of $3.75 and $3.39 per share, respectively. As of June 17, 2003, the Company common stock had a closing market price of $3.26 per share. Money market funds are stated at cost, which approximates market value. The following presents investments that represent 5 percent or more of the Plans net assets:

	December 31,
	2002	2001

Collins Industries, Inc. common stock, 570,689 and 616,242 shares, respectively	$2,118,443	$2,089,060

American AAdvantage U.S. Government Fund
152,246 and 788,874 shares, respectively	152,246	788,874

AI Money Market Fund 673,514 and 166,186 shares, respectively	* 673,514	* 166,186

Vanguard Index 500 Fund 9,181 and 4,821 shares, respectively	744,326	510,539

Vanguard Long-Term U.S. Treasury Bond Fund 18,076 and 4,586 shares, respectively	212,577	76,931

* - Nonparticipant-directed

NOTE 3: INVESTMENTS-Continued

During 2002, the Plans investments (including gains and losses of assets bought and sold, as well as held during the year) appreciated/ (depreciated) in value by $113,801 as follows:

Collins Industries, Inc. Common Stock	$240,697
Vanguard Index 500 Fund	(135,523)
Vanguard Long-Term Treasury Fund	26,151
American Ind NestEgg Funds	(17,524)
$113,801

NOTE 4: NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investment is as follows:

	2002	2001
Net Assets:
AI - Money Market Fund	$ 673,514	$ 166,186
	Year-ended	Year-ended
Changes in Net Assets:	2002	2001
Contributions	$1,024,960	$ 721,366
Interest	4,419	13,522
Transfers to participant-directed investments	(522,051)	(870,337)
	$ 507,328	$(135,449)

NOTE 5: TAX STATUS

The Plan obtained its latest determination letter dated December 29, 1993 , in which the Internal Revenue Service states the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

NOTE 6: PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds issued by Intrust Bank. Intrust Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7: PLAN AMENDMENTS

On March 25, 2002 , the Plan was amended effective January 1, 2002 , as follows:

  Section 4.02 (c) is amended to allow participants to reinvest the vested portion of their employer matching contribution account and/or discretionary contribution account from the Company stock fund to the Plans non-employer stock investment funds at the times and according to procedures approved by the committee. The non-vested portion of the accounts must remain invested in the Company Stock Fund.

  Section 5.02 (b) is amended to reflect the new more generous vesting schedule that applies effective January 1, 2002, as required by the Economic Growth and Tax Relief Reconciliation Act of 2001

(EGTRRA). The Plan previously had a five-year cliff vesting schedule. The new schedule is a graduated schedule providing partial vesting (20%) after just two years of service with increased vesting each year until full vesting after five years of service (see schedule below).

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years or more	100%

On May 30, 2002 , Section 1.13 of the Plan was amended effective January 1, 2002 to read in its entirety, as follows:

Section 1.13 The term "Employee" shall mean each current or future employee of an Employer, including "leased employees" unless such "leased employees" are covered by a plan described in Code Section 414 (n)(5) and such leased "employees" do not constitute more than twenty percent 20% of the recipients non-highly compensated workforce, but excluding any person who is an independent contractor, corporate officer, subsidiary president or general manager of the Sponsoring Employer or officer of a wholly-owned (directly or indirectly) subsidiary of the Sponsoring Employer other than such a person who has been specifically designated by the Sponsoring Employer as an Employee covered by the Plan. For purposes of this Section, the term "leased employee" shall mean any person (other than an Employee of the recipient) who pursuant to an agreement between the recipient and any other person ("leasing organization") has performed services for the recipient (or for the recipient and related persons determined in accordance with Section 414(n)(6) of the Code) on a substantially full-time basis for a period of at least one (1) year, and, with respect to Plan Years beginning on or after January 1, 1997, such services are performed under the primary direction or control of the Employer or an Affiliate.

NOTE 8: PLAN AMENDMENTS SUBSEQUENT TO YEAR END

On January 8, 2003 , the Plan was amended effective January 1, 2003 , as follows:

  Section 5.09 is added to allow the Plan Administrator to distribute the entire vested account balance of a terminated Participant with a balance of $5,000 or less, not including any Rollover Account, without obtaining the Participants distribution election or consent.

  Section 11.12 provides that if the Administrator has attempted to contact a Participant or Beneficiary, the Administrator can reclassify the lost Participant or Beneficiarys account balance as a forfeiture, or in the event that the Participant or Beneficiarys vested account balance is less than $5,000, the Administrator can establish a rollover account in the name of the lost participant and transfer the balance to that account. In the event that the lost employee later is found, the plan would restore the account balance from the current forfeiture account and in the event that the plan forfeitures were not sufficient to restore the account, the plan sponsor would make an additional contribution to restore the Participants account.

  The definition of Transfer Account is specifically amended for former participants in the Mid Bus Plan to distinguish how their balance from the prior plan will be referred to in all future correspondence and recordkeeping documentation.

Section 5.02(b) is amended to allow former employees of Mid Bus to withdraw their entire Mid Bus Transfer Account in the event of termination of employment.

Section 5.06 is amended to allow former employees of Mid Bus who have reached the age of 60 to withdraw their vested portion of the Mid Bus Transfer Account while still employed by Collins Industries, Inc.

On March 10, 2003 , Section 6.01 of the Plan was amended effective March 1, 2003 to read in its entirety, as follows:

Effective March 1, 2003 , Loans will no longer be permitted. Prior to March 1, 2003 , an eligible Participant who is actively employed by an Employer, may, in accordance with the uniform procedures established by the Committee, request the Trustee to make a loan from the Trust fund. The loan must meet the terms and condition specified in the written loan policy (which is described in a separate written document incorporated as part of this Plan by reference) and in the following Sections of this Article.

Supplemental Information

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

Collins Industries, Inc.	Collins Industries, Inc. common stock	$2,006,677	$2,118,443

American AAdvantage	American AAdvantage U.S. Government
Funds	Money Market Fund	152,246	152,246

Vanguard Group	Index 500 Fund	940,083	744,326

Vanguard Group	Long-Term U.S. Treasury Bond Fund	195,768	212,577

NestEgg	American Ind NestEgg 2040 Fund	75,805	69,446

NestEgg	American Ind NestEgg 2030 Fund	56,080	52,155

NestEgg	American Ind NestEgg 2020 Fund	143,232	134,821

NestEgg	American Ind NestEgg 2010 Fund	18,763	18,177

NestEgg	American Ind NestEgg Capital Preservation	35,489	35,089

* Intrust Bank, N.A.	AI Money Market Fund	673,514	673,514

Participant loans	Participant loans at various rates
	and maturities	144,307	144,307

Total		$4,441,964	$4,355,101

* Represents investments with a party-in-interest.

COLLINS INDUSTRIES, NC. TAX DEFERRED SAVINGS PLAN AND TRUST SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

AI Money Market Fund	AI Money Market Fund	$355,865	$355,865

SIGNATURE

Pursuant to the requirement of the Securities Exchange Commission Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Collins Industries, Inc.
Tax Deferred Savings Plan and Trust

DATE: June 27, 2003	/s/ Larry W. Sayre
Larry W. Sayre
Vice President - Finance &
Chief Financial Officer
(Principal Accounting Officer)